

March 16, 2015

<u>Via E-mail</u>
Mr. Ortal Zanzuri
Chief Financial Officer
Infinity Augmented Reality, Inc.
228 Park Ave. S #61130
New York, NY 10003-1502

> **Re:** **Infinity Augmented Reality, Inc.**
> **Schedule 13E-3/Preliminary Information Statement on Schedule 14C**
> **Filed February 17, 2015**
> **File No. 005-85628**

Dear Mr. Zanzuri:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please mark your preliminary information statements "Preliminary copy." See Rule 14c-5(d)(1)

2. Please include the information required by Items 7, 8 and 9 of Schedule 13E-3 in a prominently disclosed section marked "Special Factors" in the front of the information statement. See Rule 13e-3(e)(1)(ii).

3. Given that financial information required by Item 13 of Schedule 13E-3 has been incorporated by reference, summary financial information of the issuer, as described in Item 1010(c) of Regulation M-A, must be disseminated to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. Please revise your disclosure accordingly.

4.   Please clarify whether any affiliated shareholders will be cashed out. If not, please make an express statement to that effect.

5.   Please disclose the information required by Item 1003(a)-(c) of Regulation M-A with respect to Credit Strategies, LLC & Affiliates, Moshe Oratz, and Singulariteam Fund LP. Please also provide an analysis as to whether these entities are engaged in the Rule 13e-3 transaction. We note in this regard the Master Agreement dated February 2, 2015, which appears to contemplate engaging in the Rule 13e-3 transaction.

6.   Please disclose the information required by Item 1003(c)(3)-(5) for the directors and officers of the registrant.

7.   Please disclose a working telephone number for the issuer. See Item 1002(a) of Regulation M-A.

8.   Please provide an analysis as to why you believe that pro forma financial statements are not required to be disclosed with respect to the preferred stock issuance under Item 13 of Schedule 14A. See Item 1 of Schedule 14C.

9.   We note the statement in the notice that the adoption of the 2015 Incentive Plan can become effective prior to twenty calendar days after the date that the information statement has been furnished to the Company's stockholders. Please advise how you came to this conclusion.

Authorized Capital Increase

10.   Please clarify the meaning of the first sentence of this section.

Background and Cost, page 10

11.   Please expand your discussion of the background of the reverse stock split to describe all meetings, negotiations, contacts, etc., among board members, executive officers, security holders and management. Identify the participants in and initiator of each negotiation or contact, and revise your discussion of those meetings to provide the reader with more of a sense of the content of those discussions, who approved the transaction and how. In providing this disclosure, please ensure that you disclose the names of the security holders who approved the transaction, and provide us with an analysis as to whether they were solicited within the meaning of Rule 14a-1(l).

Fairness of the Reverse/Forward Stock Split to Stockholders, page 13

12.   We note that statement that the proposed transaction price compares favorably to the average closing price of the stock for the previous 30, 60, 90 and 180 trading days prior to the announcement of the split, as well as the average closing price since January 2, 2014, the first trading day of 2014. Please supplement the disclosure to disclose these figures.

Trading Market and Price, page 18

13.   Please disclose the high and low sales prices for the subject securities, rather than the high and low bid prices. See Item 1002(c) of Regulation M-A.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact me at (202) 551-3503 if you have any questions regarding our comments.

                                        Sincerely,

                                        /s/ David L. Orlic

                                        David L. Orlic
                                        Special Counsel
                                        Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Benjamin Waltuch, Esq.
        Pearl Cohen Zedek Latzer Baratz